                                                Filed pursuant to Rule 424(b)(3)
                                                SEC File No. 333-85237

ALLIANCE RESOURCES PLC                             AMERICAN RIVERS OIL COMPANY



                                October 30, 1999

To shareholders of Alliance Resources PLC and American Rivers Oil Company:

     On October 21, 1999, we sent you information concerning a proposed change of American Rivers' state of incorporation from Wyoming to Delaware by merging into the subsidiary of a new Delaware holding company and an offer by that new Delaware holding company to acquire all of the shares of Alliance Resources PLC. That information included a copy of American Rivers' Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999. American Rivers' financial statements were inadvertently omitted from the Form 10-KSB that we sent to you. Therefore, we have enclosed with this letter the financial statements for American Rivers.

     The Board of Directors of American Rivers has unanimously recommended that the American Rivers shareholders vote in favor of the reincorporation. Because the offer for Alliance Resources PLC will be made by the new Delaware company, the American Rivers shareholders are not being asked to vote on the offer
itself.   The directors of American Rivers, who directly or indirectly control approximately 53.5% of the outstanding shares of the company, have indicated that they intend to vote for the approval of the reincorporation. Therefore, approval of the reincorporation is assured and we are not asking American Rivers shareholders for a proxy.

     American Rivers has called a special meeting of the shareholders to vote on the reincorporation. The record date for voting at the meeting is October 12, 1999. The meeting will be held November 18, 1999.

     The Board of Directors of Alliance has unanimously recommended that all Alliance shareholders accept the offer as each of the Board members intend to do in respect of their holdings of Alliance shares, which total 389,484 Alliance ordinary shares representing 0.82% of the outstanding ordinary shares of Alliance.

     Alliance shareholders who wish to accept the offer should ensure that they return their completed Form of Acceptance that we sent in the October 21 mailing as soon as possible and in any event so as to be received by no later than 3:00 p.m. on November 19, 1999.

     The document we sent to you on October 21 contains more complete information about the reincorporation of American Rivers and the offer for the Alliance shares. You should read that entire document carefully, including the Annual Reports on Form 10-K for both Alliance and American Rivers, with the enclosed American Rivers financial statements.


     Sincerely,                            Sincerely,


     JOHN A. KEENAN,                       KARLTON TERRY,
     Chairman and Managing Director        President and Chief Executive Officer
     Alliance Resources PLC                American Rivers Oil Company

                          American Rivers Oil Company
                               and Subsidiaries

                       Consolidated Financial Statements
                              For the Years Ended
                            March 31, 1999 and 1998





                         INDEX TO FINANCIAL STATEMENTS



                                                                            PAGE
                                                                            ----


Independent Auditor's Report.................................................F-2

Consolidated Balance Sheet - March 31, 1999..................................F-3

Consolidated Statements of Operations -
  For the Years Ended March 31, 1999 and 1998................................F-4

Consolidated Statements of Changes in Stockholders' Equity -
  For the Years Ended March 31, 1999 and 1998................................F-5

Consolidated Statements of Cash Flows -
  For the Years Ended March 31, 1999 and 1998................................F-6

Notes to Consolidated Financial Statements...................................F-7

                         INDEPENDENT AUDITOR'S REPORT



Board of Directors
American Rivers Oil Company
Denver, Colorado


We have audited the accompanying consolidated balance sheet of American Rivers Oil Company and subsidiaries as of March 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended March 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Rivers Oil Company and subsidiaries as of March 31, 1999, and the results of their operations and their cash flows for the years ended March 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred an accumulated deficit of $4.6 million, recurring net losses and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HEIN + ASSOCIATES LLP

Denver, Colorado
June 13, 1999

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET
                                MARCH 31, 1999



                                    ASSETS
                                    ------

CURRENT ASSETS:

 Cash and equivalents                                           $    2,974
 Oil and gas properties held for sale                               93,376
 Prepaid expenses and other                                          1,077
                                                                ----------
    Total current assets                                            97,427

OTHER ASSETS                                                         3,527
                                                                ----------

TOTAL ASSETS                                                    $  100,954
                                                                ==========


                     LIABILITIES AND STOCKHOLDERS' DEFICIT
                     -------------------------------------

CURRENT LIABILITIES:
 Current maturities of long-term debt                           $   75,824
 Accounts payable and accrued expenses                              37,747
                                                                ----------
    Total current liabilities                                      113,571

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' DEFICIT:
 Preferred stock, $.50 par value; 5,000,000 shares authorized;
   no shares issued                                                   --
 Common stock, $.01 par value; 20,000,000 shares authorized;
   4,713,004 shares issued                                          47,130
 Class B common stock, $.01 par value; 8,000,000 shares
   authorized; 7,267,820 shares issued and outstanding              72,678
 Additional paid-in capital                                      6,193,893
 Related party note receivable, net of origination fee of
   $12,500, and allowance for doubtful accounts of $150,000           --
 Accumulated deficit                                            (4,595,513)
 Less treasury stock, at cost, 1,147,234 common shares          (1,730,805)
                                                                ----------
    Total stockholders' deficit                                    (12,617)
                                                                ----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     $  100,954
                                                                ==========



      See accompanying notes to these consolidated financial statements.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                    FOR THE YEARS ENDED
                                                         MARCH 31,
                                                     1999         1998
                                                  ----------   -----------

REVENUE:
 Oil and gas sales                                $   17,968   $   655,398
 Operator fees                                          --           2,578
                                                  ----------   -----------
  Total revenue                                       17,968       657,976

EXPENSES:
 Oil and gas production costs                         37,706       408,594
 Exploration costs                                     5,303         5,124
 General and administrative                          386,466       475,381
 Depreciation and depletion                            9,210       296,804
 Impairment of oil and gas properties                   --       2,567,440
                                                  ----------   -----------
  Total expenses                                     438,685     3,753,343
                                                  ----------   -----------

LOSS FROM OPERATIONS                                (420,717)   (3,095,367)

OTHER INCOME (EXPENSE):
 Gain on sale of oil and gas properties              292,838        92,451
 Equity in loss of Bishop Capital Corporation           --         (95,263)
 Interest (expense)                                   (3,056)      (83,724)
 Interest income                                      16,529          --
                                                  ----------   -----------

INCOME (LOSS) BEFORE INCOME TAXES                   (114,406)   (3,181,903)

DEFERRED INCOME TAX BENEFIT                             --         232,000
                                                  ----------   -----------

NET INCOME (LOSS)                                 $ (114,406)  $(2,949,903)
                                                  ==========   ===========

NET INCOME (LOSS) PER SHARE:
 Common stock                                     $     --           $(.29)
                                                  ==========   ===========

 Class B common stock                             $     --           $(.26)
                                                  ==========   ===========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
 Common stock                                      3,606,000     3,614,000
                                                  ==========   ===========

 Class B common stock                              7,268,000     7,268,000
                                                  ==========   ===========



      See accompanying notes to these consolidated financial statements.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



                                                                                                           Additional
                                                         Common Stock            Class B Common Stock       Paid-in
                                                     Shares        Amount        Shares        Amount       Capital
                                                     ------        ------        ------        ------       -------
BALANCES, April 1, 1997                             4,713,004   $    47,130   7,267,820   $    72,678   $ 7,797,203

Consummation of spin-off of Bishop                       --            --          --            --      (1,595,190)
 Capital Corporation
Issuance of treasury stock for services                  --            --          --            --          (8,120)
Net loss                                                 --            --          --            --            --
                                                  -----------   -----------   ---------   -----------   -----------

BALANCES, March 31, 1998                            4,713,004        47,130   7,267,820        72,678     6,193,893

 Purchase of treasury stock                              --            --          --            --            --
 Net income                                              --            --          --            --            --
                                                  -----------   -----------   ---------   -----------   -----------

BALANCES, March 31, 1999                            4,713,004   $    47,130   7,267,820   $    72,678   $ 6,193,893
                                                  ===========   ===========   =========   ===========   ===========

(Table continues below)

                                                  Treasury Stock                 Accumulated
                                               Shares         Amount       Deficit         Total
                                             ----------     ----------    ----------     ----------

BALANCES, April 1, 1997                       1,101,234    $(1,736,062)  $(1,531,204)   $ 4,649,745

 Consummation of spin-off of Bishop                --             --            --       (1,595,190)
  Capital Corporation
 Issuance of treasury stock for services         (4,000)         6,320          --           (1,800)
 Net loss                                          --             --      (2,949,903)    (2,949,903)
                                             ----------     ----------    ----------     ----------

BALANCES, March 31, 1998                      1,097,234     (1,729,742)   (4,481,107)       102,852

 Purchase of treasury stock                      50,000        (1,063)           --          (1,063)
 Net income                                        --            --          (114,406)     (114,406)
                                             ----------    ----------      ----------    ----------

BALANCES, March 31, 1999                      1,147,234   $(1,730,805)    $(4,595,513)  $   (12,617)
                                              =========   ===========      ==========    ==========

      See accompanying notes to these consolidated financial statements.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              FOR THE YEARS ENDED
                                                                                   MARCH 31,
                                                                           ------------------------
                                                                               1999        1998
                                                                               ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income (loss)                                                         $(114,406)  $(2,949,903)

 Adjustments to reconcile net income (loss) to
  net cash used in operating activities:
   Depreciation and depletion                                                  9,210       296,804
   Bad debt expense                                                          150,000          --
   Impairment of oil and gas properties                                         --       2,567,440
   Amortization of debt issuance costs                                          --           9,100
   Equity in loss of Bishop Capital Corporation                                 --          95,263
   Gain on sale of oil and gas properties                                   (292,838)      (92,451)
   Deferred income tax benefit                                                  --        (232,000)
   Issuance of treasury stock for services                                      --           1,800
   Changes in operating assets and liabilities:
    (Increase) decrease in:
     Oil and gas sales receivable                                             80,877        33,290
     Prepaid expenses and other                                               11,608        (6,874)
    Increase (decrease) in:
     Payable to Class B shareholder                                             --           9,989
     Payable to related party                                                (55,319)       (6,106)
     Accounts payable and accrued expenses                                  (118,733)       44,760
                                                                           ---------    ----------
  Net cash used in operating activities                                     (329,601)     (228,888)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures for property and equipment                             (22,787)     (109,893)
 Proceeds from sale of property and equipment                                506,345       445,379
 Advances under related party note receivable                               (150,000)         --
                                                                           ---------    ----------
  Net cash provided by investing activities                                  333,558       335,486

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from borrowings                                                       --          22,525
 Principal payments on borrowings                                               --        (258,510)
 Purchase of treasury stock                                                   (1,063)         --
 Private placement offering costs                                               --          (6,800)
                                                                           ---------    ----------
  Net cash used in financing activities                                       (1,063)     (242,785)
                                                                           ---------    ----------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                2,894      (136,187)

CASH AND EQUIVALENTS, beginning of year                                           80       136,267
                                                                           ---------    ----------

CASH AND EQUIVALENTS, end of year                                          $   2,974   $        80
                                                                           =========    ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for interest                                                    $   3,035   $    78,460
                                                                           =========    ==========

 Cash paid for income taxes                                                $    --     $      --
                                                                           =========    ==========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Debt incurred for acquisition of oil and gas properties                   $    --     $   61,425
 Consummation of spin-off of Bishop Capital Corporation                         --      1,595,190
 Repayment of borrowings from proceeds from sale of oil and gas
  properties                                                                 540,000         --

      See accompanying notes to these consolidated financial statements.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   BASIS OF PRESENTATION:

     General - In October 1995, Metro Capital Corporation (Metro) and Karlton Terry Oil Company (KTOC) entered into an Asset Purchase Agreement whereby KTOC agreed to exchange certain oil and gas properties (the "Contributed Properties") for a total of 7,717,820 shares of Class B common stock of Metro, which represented 80% of the issued and outstanding voting securities of Metro. On November 29, 1995, the shareholders of Metro approved this transaction and the closing occurred on December 8, 1995. The shareholders also approved changing the name of the Company from Metro to American Rivers Oil Company ("AROC" or the "Company"). At the closing date, additional working interests in the KTOC oil and gas properties (the "Option Properties") were acquired for cash, a portion of the Class B common shares issued in the transaction, and other consideration.

     The consolidated financial statements included herein give effect to these transactions by recording KTOC's Contributed Properties at their historical carrying value since the KTOC owners continue to exercise control of the Contributed Properties through their majority voting interest. Metro's assets, except for $700,000 cash and an insignificant oil property, were transferred at their historical carrying value to a wholly-owned subsidiary, Bishop Capital Corporation, formerly Bishop Cable Communications Corporation (Bishop), where they were being operated autonomously by the prior management of Metro pursuant to the terms of a five-year operating agreement. The Option Properties acquired were recorded based on the cash and the fair value of securities and other consideration issued.

     In November 1996, the Company's Board of Directors agreed to a pro rata distribution of 100% of the outstanding capital stock of Bishop. The Company's common stockholders of record on November 18, 1996 were entitled to the distribution of shares which occurred on June 20, 1997. The Class B common stockholders did not participate in the distribution. The accompanying financial statements include the Company's interest in the operating results of Bishop, accounted for under the equity method, through June 20, 1997.

2.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations - The Company has been primarily engaged in the exploration, development, and production of oil and natural gas in the continental United States. Most of the Company's properties were located in Colorado and along the Ohio River in West Virginia, Kentucky, and Indiana. During 1998 and 1999, substantially all properties were sold. Management of the Company is currently negotiating a merger whereby there would likely be a change of control.

     Principles of Consolidation - The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for Bishop which was accounted for under the equity method due to the absence of control discussed in Note 1. All material intercompany transactions and accounts have been eliminated in consolidation.

     Cash and Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Oil and Gas Producing Activities - The Company follows the "successful efforts" method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive.

     Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Depreciation and depletion of capitalized costs for producing oil and gas properties is provided using the units-of-production method based upon proved reserves for each field. Management estimates that the salvage value of lease and well equipment will approximately offset the future liability for plugging and abandonment of the related wells.

     Gains and losses are generally recognized upon the sale of interests in proved oil and gas properties based on the portion of the property sold.

     Impairment of Long-Lived Assets - The Company assesses impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. When an assessment for impairment of proved oil and gas properties is performed, the Company is required to compare the net carrying value of proved oil and gas properties on a field-by-field basis (the lowest level at which cash flows can be determined on a consistent basis) to the related estimates of undiscounted future net cash flows for such properties. If the net carrying value exceeds the net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value.

     During the year ended March 31, 1998, the Company determined that certain oil and gas properties were impaired and accordingly, an impairment charge of $2,567,440 was recognized to reduce the properties to the estimated fair value.

     Assets held for sale were evaluated for impairment as of March 31, 1999. However, no impairment provision was necessary since the estimated fair value was in excess of the carrying value.

     Income Taxes - Income taxes are provided for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities.

     Revenue Recognition - Revenue from oil and gas sales is recorded on an accrual basis as sales are made and deliveries occur.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Earnings Per Share - Earnings per share is presented in accordance with the provisions of SFAS No. 128 Earnings Per Share. SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share (EPS), with a presentation of basic EPS and diluted EPS. Under SFAS No. 128, basic EPS excludes dilution for potential common shares and is computed by dividing income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted EPS are the same in 1999 and 1998 as all potential common shares were antidulitive.

     The computation of net loss per share is based on the rights of each class of common stock. The Class B common stock was not entitled to participate in any distribution of shares or assets of Bishop. Accordingly, through June 20, 1997, the common shares were allocated 100% of the subsidiary's loss and a pro rata percentage of the remaining consolidated loss based on the ratio of common shares outstanding to total common and Class B shares outstanding. The Class B common shares were allocated the remaining pro rata percentage of the loss.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     The Company's financial statements are based on a number of significant estimates including the realization of the note receivable from a related party, determination of the estimated fair value of oil and gas properties held for sale, assumptions affecting the estimated fair value of stock-based compensation, and oil and gas reserve quantities which were the basis for the calculation of depreciation, depletion, and impairment of oil and gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates are expected to change as future information becomes available.

     Stock-Based Compensation - The Company accounts for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

     In October 1995, the Financial Accounting Standards Board issued a new statement titled SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for by the fair value method. The Company has elected not to adopt the fair value accounting prescribed by SFAS No. 123 for employees, but is subject to the related disclosure requirements.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3.   CONTINUING OPERATIONS:

     The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. For the years ended March 31, 1999 and 1998, the Company has incurred net losses of $114,406 and $2,949,903, respectively. The Company's operating activities have utilized cash in each of the past two years, and the Company has incurred an accumulated deficit of approximately $4.6 million through March 31, 1999. The ability of the Company to continue as a going concern is dependent upon the Company's ability to achieve profitable operations and to raise sufficient capital to meet working capital requirements. The Company is currently negotiating a merger which is integral to the Company's ability to continue operations. The success of this merger cannot be assured. In the event the merger is completed, there would likely be a change in control of the Company.


4.   INVESTMENT IN BISHOP:

     As discussed in Note 1, prior to its spin-off in June 1997, Bishop was being operated autonomously by the prior management of Metro pursuant to the terms of separate Operating, Management, and Voting Agreements. Since the Company did not exercise control over the wholly-owned subsidiary's operations, the investment was accounted for by the equity method.

     Following is a summary of condensed operating results pertaining to Bishop prior to the spin-off.

                                                      Period From
                                                     April 1, 1997
                                                       Through
                                                     June 20, 1997
                                                     -------------

          Revenue                                      $  82,132
          Costs and expenses                            (213,445)
          Gain on sale of marketable securities             --
          Other income (expense)                          36,050
                                                       ---------

           Net loss                                    $ (95,263)
                                                       =========

           Company's equity in Bishop's loss           $ (95,263)
                                                       =========


     As discussed in Note 1, on June 20, 1997, 885,481 shares of Bishop were distributed pro rata to the Company's common stockholders (excluding holders of Class B common stock) and the remaining 3,614,519 shares of Bishop owned by AROC were canceled.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.   INCOME TAXES:

     In addition to the entities which are consolidated for financial reporting purposes, the Company prepared a consolidated income tax return with Bishop Capital Corporation through the June 20, 1997 spin-off.

     A reconciliation of income taxes at the statutory rate to the income tax benefit reported in the accompanying financial statements is as follows:


                                                        Years Ended March 31,
                                                       -----------------------
                                                         1999          1998
                                                       ---------    ----------

              Computed income tax benefit
                at the statutory rate                   $ 39,000    $1,080,000
              State income taxes and other                 6,000        95,000
              Allowance for bad debts                    (58,000)         --
              Tax depletion in excess of book
                depletion and other                       63,000          --
              Change in valuation allowance              (50,000)     (943,000)
                                                       ---------    ----------

                       Total                            $     --    $  232,000
                                                       =========    ==========



     Deferred tax assets and liabilities as of March 31, 1999 are comprised of the following:


                Asset:
                     Net operating loss carryforwards   $   990,000
                     Oil and gas properties                 250,000
                                                        -----------
                                                          1,240,000
                Liability:
                     Allowance for bad debts                (40,000)
                     Less valuation allowance            (1,200,000)
                                                        -----------

                           Net deferred tax asset       $      --
                                                        ===========



     At March 31, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $2,600,000 which expire primarily in 2009 through 2013. Due to the spin-off discussed in Note 1, the Company has not recognized deferred tax assets related to net operating losses attributable to Bishop.


6.   LONG-TERM DEBT:

     At March 31, 1999, long-term debt consists of a production payment obligation that was incurred in connection with the purchase of the Option Properties discussed in Note 1. As part of the consideration for the Option Properties, the Company agreed to assign a portion of the oil and gas sales proceeds from one of the properties acquired until a total of $130,000 is paid to the seller. The Company recorded this non-recourse obligation at the present value of the expected cash flows from the property of $77,184, based on a discount factor of 11.5%. The Company plans to sell the property to which this obligation relates during the year ending March 31, 2000. Accordingly, the entire balance of $75,824 is classified as a current liability in the accompanying balance sheet.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   COMMON STOCK:

     In connection with the Asset Purchase Agreement, the Company agreed to grant an option (the"Option") to Bishop to acquire 800,000 shares of common stock to be distributed pro rata to the holders of the Company's common stock. The Option will be exercisable for a period of 120 days at an exercise price of $.10 per share commencing December 1998 in the event that one of the following events has not occurred by such time: (a) the Company has a minimum of $16.5 million of proved and probable reserves as set forth in an independent petroleum engineer's report prepared in accordance with SEC pricing and cost assumptions; or, (b) the average bid price for the common stock shall have been at least $4.00 for two periods of 20 consecutive trading days; or (c) cash flow (gross revenues from oil and gas production less expenses directly charged against such production) for the Company shall have been greater than $2,000,000 for any fiscal year. The Company did not comply with any of these conditions and the option was required to be distributed in December 1998.

     However, since fair value of the Company's common stock was substantially less than the $.10 per share exercise price, management decided to forego the administrative cost of distributing this option to the common stockholders. Accordingly, this option expired in April 1999.

     In December 1995, the Company commenced a private placement of a minimum of 500,000 shares and a maximum of 1,800,000 shares of the Company's common stock for $1.00 per share. In February 1996, the Company issued 537,500 shares and an additional 405,000 shares were issued during the year ended March 31, 1997. In November 1996, the Company completed a second private placement of 275,000 units for $1.00 per share. Each unit consisted of one share of common stock and one option. The options are exercisable at $1.00 per share and expire 2 years from the date the associated shares are registered. These shares have not been registered as of March 31, 1999.

     Outstanding shares of Class B common stock are convertible into shares of common stock on a one-for-one share basis commencing in December 1998.


8.   RELATED PARTY TRANSACTIONS:

     At March 31, 1999, the Company has a note receivable of $150,000 due from an entity in which a director of the Company has a significant ownership interest. The note was amended on March 31, 1999 to extend the payment terms and the maker agreed to pay a fee of $12,500 which is being amortized over the extended term of the loan. The terms of the note, as amended, provide for the payment of interest on a current basis at 15% with the entire balance due in September 1999. The note is guaranteed by another entity controlled by the director. This receivable arose as a result of merger discussions with an entity owned by this director. However, the merger discussions did not result in a definitive agreement. Management believes that the receivable is fully collectible; however, management has fully reserved the note in the accompanying balance sheet, due to the uncertainties of collection.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     In addition to the working interests in the oil and gas properties included in the accompanying financial statements, KTOC also owns royalty interests in some of the properties and has rights to reversionary interests. Revenues related to these interests are excluded from the accompanying financial statements since they were retained by KTOC.


9.   COMMITMENTS AND CONTINGENCIES:

     Leases - The Company leases its office facilities from a major stockholder under a lease agreement that required monthly payments of $1,382 until October 1998 and continued to lease this space on a month-to-month basis thereafter. Total rent expense under all operating leases for the years ended March 31, 1999 and 1998 amounted to $14,900 and$ $16,600, respectively.

     Employment Agreements - In October 1997, the Company entered into one-year employment agreements with two officers which provided for annual payments of $50,000 each. In the event of a termination by the Company without cause, the Company was required to pay the officers' salary for one year. In February 1998, two officers resigned from the Company, terminating the remainder of the agreements in exchange for severance payments of $20,000 each.

     Contingency - In connection with the private placement discussed in Note 7, the Company sold 275,000 units to an entity that has asserted that it was harmed by its inability to sell some or all of its shares of the Company's common stock in 1997 because such shares were not registered for resale. The entity has claimed that the Company agreed to register the shares of common stock but failed to do so. In February 1999, the entity filed suit in U.S. District Court against the Company and its President alleging material, intentional and negligent misrepresentations. The entity is seeking damages of $275,000 plus interest. Due to the preliminary nature of this matter, the Company is not able to assess the likelihood of an unfavorable outcome.

10.  STOCK OPTIONS:

     1995 Stock Option and Stock Compensation Plan - In December 1995, the Company adopted the 1995 Stock Option and Stock Compensation Plan (the "1995 Plan") reserving 750,000 shares of the Company's common stock for issuance to employees and officers (whether or not they are employees) and consultants. The exercise price of all options will be determined by the administrators of the 1995 Plan. The exercise period of any option will not exceed five years from the date of grant of the option.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The following is a summary of stock options granted under the 1995 Plan for the years ended March 31, 1999 and 1998:

                                          1999                 1998
                                  --------------------  -------------------
                                              Weighted             Weighted
                                              Average              Average
                                    Number    Exercise   Number    Exercise
                                  of Shares    Price    of Shares   Price
                                  ----------  --------  ---------  --------

Outstanding, beginning of year      505,000      $1.15    505,000     $1.15

 Expired                            (45,000)      1.38       --        --
                                    -------             ---------

Outstanding, end of year            460,000   $   1.13    505,000  $   1.15
                                    =======             =========



     At March 31, 1999, all outstanding options were vested. If not previously exercised, options outstanding at March 31, 1999, will expire as follows:


                                        Year Ending March 31,
Exercise Price                          ---------------------
  Per Share                             2000     2001    Total
  ---------                            ------  -------  -------

   $1.00                               -       400,000  400,000
    2.00                               60,000    -       60,000
                                       ------  -------  -------
                                       60,000  400,000  460,000
                                       ======  =======  =======


     Other Plans - In prior years, the Company adopted two other stock option plans under which options have been or may be granted to officers, employees, and non-employee members of the Board of Directors. Under these two plans, options granted may be either incentive stock options or nonqualified stock options and are granted at not less than the fair market value of the stock at the time of grant. One of the plans expired in January 1992. In November 1995, the stockholders of the Company approved an increase in the number of shares reserved for issuance under the other plan to 500,000 shares. No options were granted, expired, canceled, or exercised during the years ended March 31, 1999 and 1998 At March 31, 1999, options for 175,000 shares were outstanding at a weighted average exercise price of $1.09 per share.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     All of these options were exercisable at March 31, 1999. If not previously exercised, options outstanding at March 31, 1999, will expire as follows:


                                    Number               Exercise
       Year Ending March 31,       of Shares               Price
       ---------------------       ---------             --------

             2000                    50,000                $  .68
             2001                    25,000                  1.65
             2002                    45,000                  1.31
             2005                    30,000                   .62
             2006                    25,000                  1.50
                                   ---------
             Total                  175,000                  1.09
                                   =========



     Other Options - As discussed in Note 7 and options for 275,000 shares were granted in connection with the private placement completed in November 1996.

     Pro Forma Stock-Based Compensation Disclosures - The Company applies APB Opinion 25 and related interpretations in accounting for stock options which are granted to employees. For 1999 and 1998, there were no options granted and accordingly, pro forma information is not presented.

     1987 Stock Bonus Plan - In December 1987, the Company adopted the 1987 Stock Bonus Plan and reserved 250,000 shares (200,000 of which may be allocated to officers and/or directors) for allocation to employees. As of March 31, 1999, 225,160 shares have been awarded under this plan.

     Employee Stock Ownership Plan - During the year ended March 31, 1992, the Company adopted an Employee Stock Ownership Plan (the ESOP) and reserved 250,000 shares for issuance under the ESOP. The ESOP provides for the establishment of a trust to hold ESOP assets which will primarily consist of common stock of the Company. The ESOP will be funded by the Company through annual contributions to the trust in amounts which are determined by the Board of Directors in its sole discretion and which will be allocated to each participant's account in proportion to the ratio that each participant's compensation for the fiscal year bears to the total compensation of all participants for the fiscal year. No contributions were made to the ESOP for the years ended March 31, 1999 and 1998.

11.  FINANCIAL INSTRUMENTS:

     SFAS No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at March 31, 1999, management's best estimate is that the carrying amount of cash, receivables, notes payable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. Management estimates that the fair value of the non-recourse production payment obligation (included in long-term debt) is less than $ 1,000 compared to the carrying value of $75,824.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12.  SUPPLEMENTAL OIL AND GAS DISCLOSURES:

     Costs Incurred in Oil and Gas Producing Activities - The following is a summary of costs incurred in oil and gas producing activities for the years ended March 31, 1999 and 1998:


                                                  1999      1998
                                                 -------  --------

Property acquisition costs                       $  --    $ 61,000
Development costs                                   --     110,000
Exploration costs                                  5,000     5,000
                                                 -------  --------

   Total                                         $ 5,000  $176,000
                                                 =======  ========


     Results of Operations from Oil and Gas Producing Activities - Results of operations from oil and gas producing activities (excluding operator fees, general and administrative expense, and interest expense) for the years ended March 31, 1999 and 1998 are presented below.

                                                      1999         1998
                                                   ----------  ------------

Oil and gas sales                                  $   18,000  $    655,000
Gain on sale of oil and gas properties                293,000        92,000
Production costs                                      (38,000)     (409,000)
Exploration costs                                      (5,000)       (5,000)
Depletion and depreciation                             (9,000)     (296,000)
Impairment of oil and gas properties                     --      (2,567,000)
Imputed income tax benefit                               --         232,000
                                                   ----------  ------------

  Results of operations from oil and gas
  producing activities                             $  259,000  $ (2,298,000)
                                                   ==========  ============


     Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by the Company's independent petroleum engineer. All proved reserves of oil and gas at March 31, 1998 are located in the United States. There were no proved oil and gas reserves at March 31, 1999. The following tables present estimates of the Company's net proved oil and gas reserves, and changes therein for the years ended March 31, 1999 and 1998.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Changes in Net Quantities of Proved Reserves (Unaudited)


                                                    1999                       1998
                                            ---------------------      ---------------------
                                               Oil         Gas            Oil         Gas
                                              (bbls)      (mcf)          (bbls)      (mcf)
                                            --------    ---------      ---------  ----------


Proved reserves, beginning of year            65,000    1,148,000      1,361,000    4,542,000
  Purchase of minerals in place                 --           --            2,000       33,000
  Sales of minerals in place                 (57,000)  (1,135,000)       (93,000)    (160,000)
  Revisions of previous estimates             (8,000)        --       (1,188,000)  (3,069,000)
  Production                                    --        (13,000)       (17,000)    (198,000)
                                            --------    ---------      ---------    ---------

Proved reserves, end of year                    --           --           65,000    1,148,000
                                            ========    ==========     =========    =========

Proved developed reserves,
 beginning of year                            65,000     1,148,000       368,000    3,250,000
                                            ========    ==========     =========    =========

Proved developed reserves,
 end of year                                    --            --          65,000    1,148,000
                                            ========    ==========     =========    =========




     Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - SFAS No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines which are briefly discussed below.

     Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

     The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                 AMERICAN RIVERS OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves as of March 31, 1999 and 1998 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.


                                                      1999       1998
                                                      ----       ----

Future cash inflows                                 $  --    $ 3,099,000
Future production costs                                --     (2,018,000)
Future development costs                               --           --
Future income tax expense                              --           --
                                                      ----   -----------
         Future net cash flows                         --      1,081,000

10% annual discount for estimated timing
  of cash flow                                         --       (373,000)
                                                      ----   -----------

Standardized measure of discounted future
  net cash flows                                    $  --    $   708,000
                                                     =====   ===========



     Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended March 31, 1999 and 1998:


                                                 1999         1998
                                              ----------  ------------

Standardized measure, beginning of year        $ 708,000   $ 7,794,000
Sale of oil and gas produced,
 net of production costs                          20,000      (247,000)
Acquisition of reserves in place                    --          57,000
Sale of minerals in place                       (675,000)     (479,000)
Net changes in prices and production costs          --      (6,815,000)
Net changes in estimated development costs          --       1,320,000
Revisions of previous quantity estimates         (53,000)   (5,331,000)
Accretion of discount                               --         779,000
Changes in income taxes, net                        --       3,630,000
                                               ---------   -----------

Standardized measure, end of year              $    --     $   708,000
                                               =========   ===========